MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

August 25, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Post-Effective Amendment No. 11 (File Nos. 333-176657) (“Protective Dimensions”), 19 (File No. 333-112892) (“Protective Values”), 21 (File No. 333-115212) (“Protective Rewards II”) and 24 (File No. 333-113070) (“ProtectiveValues Advantage”) to the Registration Statements on Form N-4 for Protective Variable Annuity Separate Account (File No. 811-08108)

Commissioners:

On behalf of Protective Life Insurance Company (the “Company”), on its own behalf and on behalf of Protective Variable Annuity Separate Account (the “Account”), we have attached for filing the Post-Effective Amendments listed above (the “Amendments”) to the Account’s registration statements on Form N-4.

The Amendments are being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for the purpose of responding to comments received from the staff of the Securities and Exchange Commission (the “Commission”) with regard to previous amendments to the Account’s registration statements describing increased fees for living benefit riders offered with certain flexible premium deferred variable annuity contracts (the “Contracts”).  The Amendments also reflect routine and clarifying changes.  As counsel who reviewed the Amendments, we represent that the Amendments do not contain disclosures which would render them ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s responses to oral comments received by Mr. Thomas Bisset of Sutherland Asbill & Brennan, LLP, outside counsel to the Company, from Mr. Keith Gregory of the Commission staff on August 8, 2014.  For the Commission staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

General Comments

[Note:  These Comments are applicable to each Amendment.]

1.              Comment — Notice Letter Sent to Contract Owners:  The Prospectus states that contract owners will be given at least 30 days’ prior notice if the SecurePay fee is increased.  The Supplement appears to confirm that the notice has been provided to contract owners.  Please supplementally confirm that the notice was provided at least 30 days prior to the effective date of the fee increase.  In addition, please provide the staff with a copy of the notice (e-mailed PDF is acceptable).

Response:  The Company confirms that the above-referenced notice was provided to contract owners at least 30 days prior to the effective date of the fee increase.  The Company has provided the notice to the Commission staff in PDF form by e-mail.

2.              Comment — Conform to Comments:  Please conform the Prospectus and the Supplement in response to the staff’s comments below.

Response:  The Company has revised the Supplements in response to the Commission staff’s comments and anticipates conforming the prospectuses when the Company updates the registration statements for the Contracts before May 1, 2015.

3.              Comment — Bracketed Information:  Please ensure that all bracketed information in the Supplement is completed.  For example, the effective date of the SecurePay Fee increase is currently bracketed.

Response:  The Company has removed the subject brackets and confirms that all information in the Supplements is complete.

4.              Comment — Bold Typeface:  In the Supplements, please embolden the first italicized caption “Increase in Current Fee.”  Please make a corresponding change to each successive italicized or non-italicized caption.  Two such examples include “Example of Charges” and “If you elect not to pay the increased SecurePay Fee.”

Response:  The Company has complied with the Commission staff’s comment.

Supplement Disclosure

5.              Comment — Introductory Paragraph to the Fee Table [Each Supplement]:  Please consider moving the paragraph immediately below the SecurePay rider fee table to a position immediately above the caption “Increase in SecurePay Rider Fee.”

Response:  The Company has made the change recommended by the Commission staff in the Amendments.

6.              Comment — Revise Caption [Each Supplement]:  Please consider revising the caption “Increase in SecurePay Rider Fee” to “Increase in Current SecurePay Rider Fee.”

Response:  The Company has made the change recommended by the Commission staff in the Amendments.

7.              Comment — Delete Disclosure [Each Supplement]:  Please delete “current” from the disclosure immediately following the caption “Increase in Current Fee.”

Response:  The Company has complied with the Commission staff’s comment.

8.              Comment — Fee Tables [ProtectiveValues and ProtectiveValues Advantage]:  The fee tables for the ProtectiveValues and ProtectiveValues Advantage Supplements under the caption “SecurePay riders issued before May 1, 2009” contain certain line items that refer to the SecurePay R72 Benefit.  These line items do not appear in the Supplements’ respective Prospectuses dated May 1, 2014.  Please address this apparent consistency.

Response:  As noted in Mr. Gregory’s comment, the Supplements for the ProtectiveValues and ProtectiveValues Advantage Contracts under the caption “SecurePay riders issued before May 1, 2009” include line items setting forth the fees for the SecurePay and SecurePay R72 Benefits if purchased under the RightTime option, the option to purchase the benefits after a Contract is issued.  These line items do not appear in the May 1, 2014 prospectuses for those Contracts.

In February 2009, the Company increased the fees for the SecurePay and SecurePay R72 Benefits.  Effective May 1, 2009, the Company ceased selling the versions of the SecurePay and SecurePay R72 Benefits that had been available before May 1, 2009.  Because the pre-May 2009 versions of these Benefits were no longer available, they could not be purchased under the RightTime option.  The only SecurePay or SecurePay R72 Benefits that were available on or after May 1, 2009, were the newer versions introduced in the May 1, 2009 prospectuses.  Accordingly, the Company eliminated the line items showing the fees for the earlier versions of the Benefits if purchased under the RightTime option.

In the Supplements, however, the Company included the fees for the SecurePay and SecurePay R72 Benefits if purchased before May 1, 2009 under the RightTime option.  The Company determined that 81 contract owners purchased the SecurePay or the SecurePay R72 Benefit before May 1, 2009, under the RightTime option.  Of those 81 contract owners, only one Values Contract owner and only one ValuesAdvantage Contract owner declined the February 2009 fee increase, and therefore continued to pay the lower fees that are set forth in the Supplements.  We note that both Contract owners had received a current prospectus that disclosed the fees for the SecurePay and SecurePay R72 Benefits prior to the time they elected the rider, the February 2009 supplement that set forth the lower current fees and the higher new fees declined by the two Contract owners and have received and continue to receive quarterly statements setting forth the dollar amount of their individual SecurePay or SecurePay R72 fees.  The amount of the lower fees for the SecurePay and SecurePay R72 Benefits are now stated in the Supplements solely because of the two Contract owners.

9.              Comment — Example Narrative [Protective Rewards II]:  The example narrative for the Protective Rewards II Supplement contains two italicized sentences referencing the maximum charge for the Protective Income Manager rider and the current charge for the SecurePay rider with the SecurePay R72 Benefit.  Please explain how such charges relate to the discussion in the fee tables.  In the alternative, please delete the disclosure.

Response:  After the fee increases described in the Protective Rewards II Supplement included in Post-Effective Amendment No. 21, the maximum charge for the Protective Income Manager rider will be the highest guaranteed maximum charge for any of the riders, and the current charge for the SecurePay rider with the SecurePay R72 Benefit will be the highest current charge for any of the riders.  Even though the Company is not required by the Item 3 requirements of Form N-4 to provide expense information that reflects the current charge for the SecurePay rider with the SecurePay R72 Benefit, we believe providing that additional expense information will assist Contract owners in understanding the costs associated with electing the riders under the Contracts.

10.       Comment — Examples and Narratives [Protective Rewards II]:  The Protective    Rewards II Supplement contains various examples and narratives relating to the purchase of the SecurePay rider with the SecurePay R72 benefit.  These examples do not appear in the example of charges included in the Prospectus dated May 1, 2014.  Please address this apparent inconsistency.

Response:  Before the fee increases described in the Protective Rewards II Supplement, the highest guaranteed maximum fee and the highest current fee were charged for the Protective Income Manager rider.  Accordingly, the examples included in the May 1, 2014, prospectus assumed that the Contract owner purchased the Protective Income Manager rider under the RightTime option at the maximum and current charges, and did not set forth examples based upon the fees for the SecurePay R72 benefit.

After the fee increases described in the Protective Rewards II Supplement go into effect, however, the current charge for the SecurePay rider with the SecurePay R72 Benefit will be the highest current charge.  Accordingly, the fee for the R72 benefit is used to calculate the examples for the Contract with the highest current charges.

11.       Comment — Automatic Election of Fee Increase [Each Supplement]:  The Supplements state:  “If you accept the increased fee, there is no need to do anything further.  We will apply the increase to your rider on the above referenced effective date.”  Please revise the disclosure to clarify whether acceptance of the fee increase is automatic, including whether acceptance includes an affirmative opt-out provision.

Response:  In response to the Commission staff’s comment, the Company revised the subject disclosure to reflect that acceptance of the fee increase is automatic.  The Company also added disclosure noting that a Contract owner must notify the Company if they decline the fee increase.

12.       Comment — Plain English Relating to Technical Terms [Each Supplement]:  Please briefly describe technical contract terms included in the Supplements, for example:  “Roll-up period; (ii) SecurePay Roll-up Value; and (iii) ValuPay fee.  In the alternative, please refer contract owners to the section of the prospectus where information on such terms may be found.

Response:   The Company has included disclosure in the second paragraph of the Supplements referring Contract owners to the sections in the prospectus in which the terms are discussed.

Prospectus Disclosure

[Note: Applicable to each prospectus]

13.       Comment — RightTime Option Rider Termination:  When referring to the RightTime option (including discussions relating to the appropriateness of exercise of the SecurePay rider), please clarify that the ability to elect any rider under a contract (for example, SecurePay Advantage Benefit or SecurePay R72) exists only while that rider is available for purchase.  Please also state that Protective Life may stop offering a rider and/or benefit at any time even if the RightTime option has not been exercised.

Response:  The prospectus for each of Contracts affected by the fee increases described in the Supplements states that “if the rider is still available for sale, you may exercise the RightTime option to add it to your Contract any time before the Owner (or older Owner’s) 86th birthday or the Annuity Commencement Date, if earlier.”  The prospectus also states that “[i]f you purchase the rider under the RightTime option, the rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued.” See, for example, the discussion under “Purchasing the Optional SecurePay Rider” on page 40 of the May 1, 2014 prospectus for the ProtectiveRewards II Contracts.

Part C and Financial Statements (Applicable to each Post-Effective Amendment)

14.       Comment — Financial Statements:  Please ensure that any required financial statements and appropriate auditor consents are included in the final filing.

Response:  The Company has included all required financial statements and the auditor’s consent in the Amendments.

Other Comments

15.       Comment — Tandy Representations:  Please include the Tandy Representations in a correspondence to the filings.

Response:  The Company has complied with the Commission staff’s comment.

With regard to the above-referenced filings, the Company acknowledges that:

•                  should the Commission or the staff acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•                  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

We believe that the Amendments are complete and respond to all Commission staff comments.  If you have any questions regarding this letter or the enclosed Amendments, please contact either Thomas Bisset at (202) 383-0118 or the undersigned at (205) 268-3581.  We greatly appreciate the Commission staff’s efforts in assisting the Company with this filing.

Sincerely,

Max Berueffy

Senior Associate Counsel

cc:                                Keith Gregory, Esq.

Thomas E. Bisset, Sutherland Asbill & Brennan, LLP